

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2009

CT Corporation System
  as agent for service for
Funtalk China Holdings Limited
111 Eighth Avenue
New York, New York 10011

> **Re: Funtalk China Holdings Limited**
> **Post-effective amendment No. 3 to Form S-4**
> **Filed December 2, 2009**
> **File No. 333-153492**

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comment 1:

- If you were not a "foreign private issuer" immediately following the succession, then you should report the succession on Form 8-K, rather than Form 6-K. See Rule 12g-3(f). Conversely, if you were a "foreign private issuer" at that time, we do not intend to comment if you choose to report the succession on Form 6-K; however, ensure that the Edgar submission-type tag that you use to file the form clearly shows that you are making a 12g-3 submission; and

- It continues to appear from Edgar that the August 14, 2009 Form 10-Q filed by Middle Kingdom remains unamended. Therefore, we reissue prior comment 1.

* * * * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): David T. Zhang, Esq.—Latham & Watkins